Execution Version

PELTHOS THERAPEUTICS INC.

WRITTEN CONSENT OF A MAJORITY OF STOCKHOLDERS

IN LIEU OF A SPECIAL MEETING

OCTOBER 30, 2026

The undersigned stockholders (the "**Consenting Stockholders**") of Pelthos Therapeutics Inc., a Nevada corporation (the "**Corporation**"), having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all of the shares entitled to vote thereon were present and voted and consisting of the holders of a majority of the voting power of the outstanding shares of the Corporation's capital stock entitled to vote thereon (voting together as a single class, with shares of the Corporation's Preferred Stock, $0.0001 par value per share, which have been designated as Series A Convertible Preferred Stock of the Corporation (the "**Series A Preferred Stock**"), voting on the basis set forth in, and subject to the limitations of, Section 9 of the Certificate of Designations of Rights and Preferences of the Series A Preferred Stock filed with the Nevada Secretary of State on July 1, 2025, as amended on July 17, 2025 (the "**Series A Preferred Stock Certificate of Designation**") (such holders, the "**Requisite Majority**"), do hereby irrevocably consent to and approve the adoption of the following resolutions, without a meeting, pursuant to Nevada Revised Statutes ("**NRS**") 78.320(2) and Section 2.10 of the bylaws of the Corporation (the "**Bylaws**"), as of the date first set forth above:

<u>**THE MERGERS AND THE CONCURRENT FINANCING**</u>

WHEREAS, on the date hereof the Corporation entered into that certain Agreement and Plan of Merger, attached hereto as <u>Exhibit A</u> (the "**Merger Agreement**"), by and among the Corporation, Castle Creek Biosciences, Inc., a Delaware corporation ("**Merger Partner**"), Credit Card Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of the Corporation ("**Merger Sub**"), Credit Card Merger Sub II, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of the Corporation ("**Merger Sub II**") and Paragon Biosciences LLC, solely in its capacity as Securityholder Representative;

WHEREAS, capitalized terms used in this written consent but not defined herein have the meanings assigned to such terms in the Merger Agreement;

WHEREAS, the Merger Agreement contemplates that on the Closing Date, (i) Merger Sub will merge with and into Merger Partner (the "**First Merger**") in accordance with the terms of the Merger Agreement and the General Corporation Law of the State of Delaware (the "**DGCL**"), as a result of which Merger Partner will become a wholly owned Subsidiary of the Corporation, and (ii) immediately following the First Merger, Merger Partner, as the surviving corporation of the First Merger, will merge with and into Merger Sub II in accordance with the terms of the Merger Agreement, the DGCL and the Delaware Limited Liability Company Act (the "**DLLCA**") (the "**Second Merger**" and, together with the First Merger, the "**Mergers**," and, together with the other transactions contemplated by the Merger Agreement, the "**Transactions**"), as a result of which Merger Sub II will continue as the surviving company in the Second Merger and will remain a wholly owned Subsidiary of the Corporation;

WHEREAS, the Corporation intends to engage in a private placement to be consummated concurrently with, or immediately prior to, the Initial Effective Time with aggregate gross cash proceeds of not less than $57,500,000 (the "**Concurrent Financing**");

WHEREAS, in furtherance of the Concurrent Financing, concurrently with the execution and delivery of the Merger Agreement, certain investors executed a Securities Purchase Agreement, by and among the Corporation and the Persons named therein, attached hereto as <u>Exhibit B</u> (the "**Securities Purchase Agreement**"), pursuant to which such Persons (the "**Concurrent Financing Investors**") agreed to purchase (i) the number of shares of Series B Convertible Preferred Stock, par value $0.0001 per share, of the Corporation (the "**Series B Preferred Stock**") (such shares, together with any shares of Series D Preferred Stock (as defined below) issued pursuant to the Securities Purchase Agreement, the "**Concurrent Financing Shares**") and (ii) warrants to purchase shares of common stock, par value $0.0001 per share, of the Corporation ("**Pelthos Common Stock**," such warrants, the "**Concurrent

Financing Warrants" and the shares issuable upon exercise thereof, the "**Warrant Shares**"), in each case, as set forth therein immediately prior to the Initial Effective Time, which shares of Series B Preferred Stock and Series D Preferred Stock are convertible into Pelthos Common Stock (such shares of Pelthos Common Stock underlying the Series B Preferred Stock and the Series D Preferred Stock, the "**Conversion Shares**") in accordance with the terms of the Certificate of Designation of Series B Convertible Preferred Stock of the Corporation, attached hereto as Exhibit C (the "**Series B Certificate of Designation**");

WHEREAS, the Securities Purchase Agreement contemplates that the Corporation and each Concurrent Financing Investor will enter into a Registration Rights Agreement, attached hereto as Exhibit D (the "**Registration Rights Agreement**");

WHEREAS, the Securities Purchase Agreement contemplates that if, after the date of the Securities Purchase Agreement, certain investors make a commitment to invest in the Concurrent Financing and sign a joinder to the Securities Purchase Agreement, and the rules of the NYSE American Stock Exchange require that their convertible preferred stock have a voting conversion rate that is different than the voting conversion rate of the Series B Preferred Stock, those investors will invest in shares of Series D Convertible Preferred Stock, par value $0.0001 per share, of the Corporation (the "**Series D Preferred Stock**"), on the same terms and conditions as the Series B Preferred Stock other than the voting conversion rate;

WHEREAS, the Corporation previously issued Senior Secured Convertible Notes, dated November 6, 2025 (the "**Senior Secured Notes**"), pursuant to the Securities Purchase Agreement, dated as of November 6, 2025, by and among the Corporation and the investors party thereto, and it is proposed that the Senior Secured Notes be amended to, among other things, permit the Transactions pursuant to the First Amendment to Senior Secured Convertible Notes, attached hereto as Exhibit F (the "**Note Amendment**");

INTERESTED PARTY TRANSACTIONS

WHEREAS, pursuant to NRS 78.140, a contract or other transaction is not void or voidable solely because (i) the contract or transaction is between a corporation and one or more of its directors or officers, or between a corporation and another corporation, firm or association in which one or more of its directors or officers are directors or officers or are financially interested (each, an "**Interested Party**," and such contract or transaction, an "**Interested Party Transaction**"), (ii) an Interested Party (x) is present at the meeting of the board of directors or a committee thereof which authorizes or approves the Interested Party Transaction, or (y) joins in the signing of a written consent which authorizes or approves the Interested Party Transaction, or (iii) the vote or votes of an Interested Party that is a director of the corporation are counted for the purpose of authorizing or approving the Interested Party Transaction, if: (a) the fact of the common directorship, office or financial interest is known to the board of directors or committee, and the directors or members of the committee, other than any Interested Party, approve or ratify the Interested Party Transaction in good faith; (b) the fact of the common directorship, office or financial interest is known to the corporation's stockholders, and stockholders holding a majority of the voting power approve or ratify the Interested Party Transaction in good faith; (c) the fact of the common directorship, office or financial interest is not known to the Interested Party at the time the Interested Party Transaction is brought before the board of directors for action; or (d) the Interested Party Transaction is fair as to the corporation at the time it is authorized or approved;

WHEREAS, Section 7.4 of the Bylaws includes a provision regarding contracts or transactions with interested directors or officers that is similar to NRS 78.140;

WHEREAS, it is hereby disclosed or is known to the Consenting Stockholders that, as of the date of this written consent, (i) Mr. Todd Davis (x) is a director of the Corporation and the Chief Executive Officer and a director of Ligand Pharmaceuticals Incorporated, a Delaware corporation ("**Ligand**"), and (y) is the beneficial owner of 63,095 shares of Pelthos Common Stock, 19,410 shares of Pelthos Common Stock issuable upon the exercise of stock options held by Mr. Davis, which are exercisable at a price of $13.50 per share, and 5,557 shares of Pelthos Common Stock issuable upon the exercise of stock options held by Mr. Davis, which are exercisable at a price of $226.80 per share, (ii) Mr. Richard Baxter (x) is a director of the Corporation and the Senior Vice President of Investment Operations and a member of the Investment Committee of Ligand and (y) is the beneficial owner of 6,369 shares of Pelthos Common Stock and 19,410 shares of Pelthos Common Stock issuable upon the exercise of stock options held by Mr. Baxter, which are exercisable at a price of $13.50 per share, (iii) Ligand holds 49.99% of the voting power of the

Corporation's capital stock and is party to certain agreements with the Corporation, including those described in the Corporation's proxy statement on Schedule 14A for the Corporation's 2026 Annual Meeting of Stockholders filed with the United States Securities and Exchange Commission (the "**SEC**") on August 18, 2026, including in the section entitled "*Certain Relationships and Related Person Transactions*", (iv) Ligand will participate in the Concurrent Financing as a Buyer (as defined in the Securities Purchase Agreement) pursuant to the Securities Purchase Agreement and as a Bridge Buyer (as defined in the Securities Purchase Agreement) pursuant to the Bridge Notes (as defined in the Securities Purchase Agreement), (v) Ligand owns Merger Partner Warrants which are expected to be cancelled at the Closing for no consideration, (vi) Ligand is party to certain commercial agreements with Merger Partner, including the Purchase and Sale Agreement, dated as of February 24, 2025, pursuant to which Ligand will be entitled to future royalty receivables related to the development and commercialization of D-Fi by Merger Partner and a percentage of any net consideration received by Merger Partner from the monetization of a priority review voucher under the Rare Disease Priority Review Program, and (vii) Ligand is party to certain financing arrangements with Merger Partner, including an Unsecured Subordinated Promissory Note, dated as of February 24, 2025, which had an original principal amount of $8,333,333.33 and will accelerate and become due upon the consummation of the Transactions, and, as a result of the foregoing financial interests and common directorships and officer positions, the Mergers and the Concurrent Financing are or may be deemed Interested Party Transactions and each of Mr. Davis and Mr. Baxter may be considered Interested Parties;

WHEREAS, the Consenting Stockholders (i) are aware of all of the material facts related to the proposed Mergers, the other Transactions and the Concurrent Financing, including the fact of the common directorship, office and financial interests of each of Mr. Davis and Mr. Baxter, and (ii) have had an adequate opportunity to ask questions regarding, and investigate the nature of, the relationship and/or interest of each Interested Party with and in the Corporation in connection with the proposed Mergers, the other Transactions, the Concurrent Financing, the Securities Purchase Agreement, and the Registration Rights Agreement;

BOARD APPROVALS

WHEREAS, the board of directors of the Corporation (the "**Board**"), by unanimous vote of all directors voting thereon (including the unanimous approval of the disinterested members of the Board), (i) determined that the Transactions, including the Mergers, are fair to, and in the best interests of, the Corporation and its stockholders, (ii) approved and declared advisable the Merger Agreement, the Mergers and the actions contemplated by the Merger Agreement and (iii) adopted the Merger Agreement as a "plan of reorganization" within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the Treasury Regulations;

WHEREAS, the Board approved (i) the execution and delivery of the Merger Agreement, the Securities Purchase Agreement, the Concurrent Financing Warrants and the Registration Rights Agreement, (ii) the consummation by the Corporation of the transactions contemplated thereby, including the Mergers, the Concurrent Financing and the other Transactions, and (iii) the performance by the Corporation of its obligations under the Merger Agreement, the Securities Purchase Agreement, and the Registration Rights Agreement;

WHEREAS, the Board approved and declared advisable the Series B Certificate of Designation;

WHEREAS, pursuant to the authority expressly conferred upon the Board by the Articles of Incorporation (as defined below) and NRS 78.1955, the Board, on October 29, 2026, determined that it is advisable and in the best interests of the Corporation and its stockholders for the Corporation to amend the Series A Preferred Stock Certificate of Designation in the form of the Certificate of Amendment attached hereto as Exhibit E (the "**Series A Amendment**");

WHEREAS, after careful consideration, the Board determined that the terms and conditions of the proposed Mergers, the other Transactions and the Concurrent Financing are fair, just and reasonable as to the Corporation as of October 29, 2026 and that it is advisable and in the best interests of the Corporation to enter into the Merger Agreement, the Securities Purchase Agreement, the Registration Rights Agreement, the Concurrent Financing Lock-Up Agreements, the Participating Securityholder Lock-Up Agreements, the Merger Partner Support Agreements, the Concurrent Financing Warrants, and the Note Amendment and for Merger Partner to enter into the Bridge Notes (all of the foregoing documents, the "**Transaction Agreements**") and any agreements, certificates, instruments or documents ancillary or relating thereto (including, without limitation, any documents referenced therein) or ancillary

or relating to the Mergers, the other Transactions or the Concurrent Financing, subject to the terms agreed upon by the Board;

WHEREAS, the Board approved the issuance of, and reserved for issuance, (i) the shares of Pelthos Common Stock issuable in connection with the Mergers and the other Transactions contemplated by the Merger Agreement (including the Merger Partner Merger Shares, Contingent Shares, and any Adjustment Contingent Shares and other shares of Pelthos Common Stock issuable pursuant to the Merger Agreement) (such shares, the "**Merger Shares**"); (ii) the Concurrent Financing Shares and Concurrent Financing Warrants issuable in connection with the Concurrent Financing to the Concurrent Financing Investors pursuant to the terms of the Securities Purchase Agreement; (iii) the Warrant Shares issuable upon exercise of the Concurrent Financing Warrants in accordance with their terms; and (iv) the Conversion Shares issuable upon conversion of the shares of Series B Preferred Stock and Series D Preferred Stock included in the Concurrent Financing Shares and the Warrant Shares, in an amount not less than the Required Reserve Amount (as defined in the Securities Purchase Agreement) (the issuances described in clauses (i) through (iv) collectively, the "**Share Issuances**"), and the shares of Pelthos Common Stock, Series B Preferred Stock or Series D Preferred Stock so issued pursuant to the Share Issuances, when issued in accordance with the terms of the Merger Agreement, the Securities Purchase Agreement and the Concurrent Financing Warrants, as applicable, shall, in each case, be duly authorized, validly issued, fully paid and non-assessable;

WHEREAS, the Board determined that the consideration to be received for the issuance of the Merger Shares, the Concurrent Financing Shares, the Concurrent Financing Warrants, the Warrant Shares and the Conversion Shares was adequate;

WHEREAS, without limiting the foregoing, the Board (including the affirmative vote of all of the disinterested directors then serving on the Board) has, in good faith, (i) determined that the terms and conditions of the Mergers and the Concurrent Financing are fair as to the Corporation and the Corporation's stockholders and (ii) approved, authorized and ratified, for purposes of NRS 78.140 and Section 7.4 of the Bylaws, the Merger Agreement, the Securities Purchase Agreement, the Registration Rights Agreement, the Bridge Notes and the other Transaction Agreements;

WHEREAS, without limiting the express elections set forth in Article X of the Corporation's articles of incorporation (as amended and/or restated to date, the "**Articles of Incorporation**") not to be governed by NRS 78.378 to 78.3793, inclusive, and NRS 78.411 to 78.444, inclusive, the Board approved, for all purposes of such statutes and any other "combinations with interested stockholders," "acquisition of controlling interest" or similar anti-takeover laws or statutes or any provision of the Articles of Incorporation or the Bylaws, the transactions contemplated by the Transaction Agreements, including, without limitation, the Mergers, the Concurrent Financing and the other Transactions, including the acquisition by any Participating Securityholder or Concurrent Financing Investor of Pelthos Common Stock, Series B Preferred Stock, Series D Preferred Stock, Concurrent Financing Warrants, Warrant Shares or Conversion Shares, and took all action necessary to render or continue to render any such law, statute or provision inapplicable thereto;

BOARD RECOMMENDATION

WHEREAS, the Board (i) directed that the Share Issuances be submitted to the stockholders of the Corporation for their approval and (ii) recommended that the stockholders of the Corporation approve the Share Issuances;

WHEREAS, the Board (i) directed that the Series A Amendment be submitted to the stockholders of the Corporation for their approval and (ii) recommended that the stockholders of the Corporation approve and adopt the Series A Amendment;

WHEREAS, pursuant to the Merger Agreement, the Board called for the circulation to the Corporation's stockholders of a written consent of stockholders in lieu of a special meeting in compliance with NRS 78.320(2) and Section 2.10 of the Bylaws for their consideration and approval of such matters;

VOTE REQUIRED

WHEREAS, Section 712(b) of the NYSE American LLC Company Guide (the "**NYSE American Guide**") requires approval of shareholders as a prerequisite to approval of applications to list additional shares to be issued as sole or partial consideration for an acquisition of the stock or assets of another company where the present or potential issuance of common stock, or securities convertible into common stock, could result in an increase in outstanding common shares of 20% or more (such issuance, an "**Acquisition Issuance**");

WHEREAS, Section 713(a)(ii) of the NYSE American Guide requires approval of shareholders as a prerequisite to approval of applications to list additional shares in connection with a transaction involving the sale, issuance, or potential issuance by the issuer of common stock (or securities convertible into common stock) equal to 20% or more of presently outstanding stock for less than the Minimum Price (as defined in Section 713 of the NYSE American Guide) in an offering that is not a public offering (such issuance, a "**Private Issuance**");

WHEREAS, the Share Issuances constitute an Acquisition Issuance and a Private Issuance;

WHEREAS, Section 710 of the NYSE American Guide provides that, where written consents are used in lieu of a special meeting of shareholders, the written consent to a proposal by the holders of a majority of the shares entitled to vote thereon shall constitute shareholder approval for listing purposes under Section 712 and Section 713 of the NYSE American Guide (the "**NYSE American Required Approval**");

WHEREAS, the Requisite Majority satisfies the NYSE American Required Approval;

AUTHORITY TO ACT BY WRITTEN CONSENT

WHEREAS, pursuant to NRS 78.320(2) and Section 2.10 of the Bylaws, the stockholders of the Corporation may act by this written consent; and

WHEREAS, the Consenting Stockholders constitute the Requisite Majority for purposes of satisfying the requirements of NRS 78.320(2) and Section 2.10 of the Bylaws.

STOCKHOLDER APPROVALS

NOW, THEREFORE, BE IT RESOLVED, that the Consenting Stockholders, holding shares of the Corporation's capital stock sufficient to constitute the NYSE American Required Approval, hereby consent to and approve the Share Issuances, including for purposes of Sections 710, 712 and 713 of the NYSE American Guide;

RESOLVED FURTHER, that, with knowledge of the material facts as to the common directorship, office and financial interests of the Interested Parties described above, the Consenting Stockholders, holding a majority of the voting power of the Corporation, hereby approve and ratify in good faith, for all purposes of NRS 78.140(2)(b) and Section 7.4 of the Bylaws, the Merger Agreement, the Securities Purchase Agreement, the Registration Rights Agreement, the Bridge Notes, the other Transaction Agreements, the Mergers, the Concurrent Financing and the other Transactions;

RESOLVED FURTHER, that this written consent is irrevocable and represents the Public Company Written Consent contemplated by the Merger Agreement with respect to the Consenting Stockholders;

RESOLVED FURTHER, that the Consenting Stockholders hereby consent to, approve and adopt the Series A Amendment, including for purposes of NRS 78.1955, the Articles of Incorporation, and the Series A Preferred Stock Certificate of Designation;

GENERAL

RESOLVED FURTHER, that the actions taken by this written consent of the Consenting Stockholders shall have the same force and effect as if duly taken at a meeting of the Corporation's stockholders, duly called and held, and shall be filed with the minutes of the Corporation; and

RESOLVED FURTHER, that this written consent of the Consenting Stockholders may be signed in one or more counterparts, each of which shall be deemed an original and all of which, when taken together, shall be deemed one and the same document, and may be executed by facsimile or electronic signature, or electronic mail signature if attached to such electronic mail message in a commonly readable format.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have executed this written consent as of the date first set forth above.

LIGAND PHARMACEUTICALS INCORPORATED

By: /s/ Tavo Espinoza
Name: Tavo Espinoza
Title: Chief Financial Officer

IN WITNESS WHEREOF, the undersigned have executed this written consent on the dates set forth below.

By: /s/ Peter Greenleaf
Name: Peter Greenleaf

=**IN WITNESS WHEREOF**, the undersigned have executed this written consent on the dates set forth below.

By: /s/ Scott Plesha
Name: Scott Plesha

IN WITNESS WHEREOF, the undersigned have executed this written consent on the dates set forth below.

By: /s/ John M. Gay
Name: John M. Gay

IN WITNESS WHEREOF, the undersigned have executed this written consent on the dates set forth below.

By: /s/ Sai Rangarao
Name: Sai Rangarao